Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated

Registration Statement No.: 333-146778

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC has filed with the SEC a registration statement on Form S-4, that contains a proxy statement/prospectus, subject to completion, regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed with the SEC in connection with the proposed transaction.

FINAL TRANSCRIPT

> > >

Conference Call Transcript

PAET—Q3 2007 PAETEC Earnings Conference Call

Event Date/Time: Nov. 08. 2007 / 8:30AM ET

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

CORPORATE PARTICIPANTS

Tom Morabito

PAETEC—VP of IR

Arunas Chesonis

PAETEC—Chairman, CEO

Keith Wilson

PAETEC—CFO

E.J. Butler

PAETEC—COO

CONFERENCE CALL PARTICIPANTS

Frank Louthan

Raymond James—Analyst

Vance Edelson

Morgan Stanley—Analyst

Colby Synesael

Merriman Curhan Ford—Analyst

Tim Horan

CIBC World Markets—Analyst

Donna Jaegers

Janco Partners—Analyst

Rai Archibold

Kaufman Bros.—Analyst

Michael Bowen

Rhombus Capital—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Third Quarter 2007 PAETEC Earnings Conference Call. My name is Tanya and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will conduct a Question and Answer session towards the end of this conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Tom Morabito, Vice President of Investor Relations. Please proceed, sir.

Tom Morabito —PAETEC—VP of IR

Thanks, Tanya. Good morning, everyone, and welcome to PAETEC’s third quarter 2007 conference call. With me on today’s call are Chairman and CEO Arunas Chesonis; Chief Financial Officer Keith Wilson; and Chief Operating Officer E.J. Butler. Following prepared remarks by Arunas and Keith, all three executives will be available for the Q&A session.

Before we get started, I need to remind everyone that on today’s call we will be making some forward-looking statements about our expected operating results on an actual and pro forma basis, our financial position, our business strategy, and other matters relating to our business. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual operating results, financial position, or performance to be materially different from those we express or imply in our forward-looking statements. We have highlighted some of the more important risks and uncertainties in our earnings release. For a more detailed discussion, please refer to PAETEC’s filings with the SEC. We disclaim any obligation to update publicly any of our forward-looking statements.

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

On today’s call, we will be referring to certain non-GAAP financial metrics. These metrics are reconciled to the most comparable GAAP measurements in today’s press release.

Finally, in accordance with SEC requirements, I would like to note that PAETEC has filed with the SEC a registration statement on Form S-4 that contains a proxy statement prospectus, which is subject to completion, regarding the proposed merger transaction between PAETEC and McLeodUSA, as well as other relevant documents concerning the proposed transaction.

Investors and security holders are encouraged to read the proxy statement prospectus for the transaction and the other relevant documents when they become available because they will contain important information about PAETEC, McLeodUSA, and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement and proxy statement prospectus, when available, and other documents filed by PAETEC with the SEC at the SEC’s Web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s Web site at paetec.com, and also may be obtained, without charge, by directing your request to PAETEC Holding Corp, 1 PAETEC Plaza, Fairport, New York 14450, Attention: Investor Relations.

PAETEC and its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from PAETEC stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in our annual report on 10 — on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the proposed transaction will be set forth in the registration statement and proxy statement prospectus and other documents will be filed with the SEC in connection with the proposed transaction.

And with that, I would now like to turn the call over to Arunas.

Arunas Chesonis —PAETEC—Chairman, CEO

Thanks, Tom, and welcome, everyone. This morning we are pleased to report another strong quarter highlighted by revenues of $283.9 million, adjusted EBITDA of $53.8 million, and free cash flow of $35.5 million, as we start to close in on five straight years of positive free cash flow generation. In light of the positive third quarter results and our continued optimism for the remainder of the year, we are also very pleased to raise our 2007 adjusted EBITDA guidance.

While Keith will go through the financial details in a few minutes, for me, the highlight of the quarter was our announced acquisition of McLeodUSA. As we discussed on the September 17th conference call with investors, this transaction will give PAETEC a truly nationwide presence and allow us to better serve our growing enterprise customer base, many of which have expressed their desire for PAETEC to have an increased geographic reach. Now with a presence in 47 of the top 50 MSAs and 82 of the top 100, we’ll be able to further serve existing PAETEC and McLeod customers, as well as new enterprise customers that we look forward to signing on as well.

All told, we believe the combination of PAETEC and McLeodUSA. will create one of the best positioned competitive communications providers in the U.S., not just in terms of service offerings and geographic reach, but also in terms of having the financial strength and flexibility to continue our growth. While we are early on in the process, we have formed 13 functional teams with representatives from both McLeod and PAETEC.

Over 130 people are actively involved in the integration planning and are meeting every two weeks at a minimum. We are very excited about the level of enthusiasm and telecom knowledge that our McLeod colleagues possess.

And on the regulatory front, all required state and federal regulatory applications have been filed and the process for those states only requiring notice is almost complete. Additionally, the FCC has docketed our applications for streamline treatment. Today we have gained HSR approval from the Federal Trade Commission and the Department of Justice and, as noted, we have filed with the SEC our Form S-4 registration statement relating to our shareholder meeting to approve issuance of the merger stock. Assuming timely SEC clearance, we anticipate all regulatory approvals will be received in order to meet our planned first quarter 2008 close.

But before getting into our third quarter financials, I would also like to give you a brief update of how the US LEC integration is proceeding. During the third quarter, achieved US LEC-related milestones included the consolidation of various finance, human resources, and benefits-related functions. In terms of sales, there was continued focus on training the combined sales force on the new unified product catalog and on sales tools and processes. Our entire sales team is now operating on the same incentive compensation plan, sales approach, and reporting

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

structure. Our current focus is on the MetaSolv integration of our order flow and engineering databases, which facilitate the implementation of back office functions and provide a single support model for our customers. We’re scheduled for a fourth quarter completion of this major OSS integration activity.

In addition, we are nearing completion of our Charlotte Network Operations Center move, which had also occurred in the fourth quarter. Overall, we continue to be pleased with the pace and progress of the integration.

And, finally, while it was closed after the end of the quarter, I did want to mention our recent acquisition of Allworx Corp, which provides VoIP, PBX systems, and telephones to small and medium-sized business customers, as well as consulting searches to larger Fortune 1000 companies. We believe that the products and services provided by Allworx fit very well with our current offerings, which should be a great match for many of the smaller enterprise locations of our large relationships, as well as an alternative PAETEC solution for our medium-sized enterprise customers. We are also looking forward to leveraging over 600 existing reseller and distributor relationships in order to grow the Allworx product lines.

Now if we could turn the call over to Keith, who will take you through our third quarter results and also offer a quick look at McLeod’s third quarter financials. Keith?

Keith Wilson —PAETEC—CFO

Thank you, Arunas, and good morning, everyone. As Arunas indicated, we are very pleased with our third quarter results and I will now walk you through some of the details. As we’ve been doing for the past two quarters, I will first discuss the actual results of PAETEC Holding for the third quarter as it compares to legacy PAETEC’s third quarter of 2006. I will then discuss the numbers on a pro forma basis that makes no accounting adjustments but simply adds the actual quarterly operating performance of legacy PAETEC and legacy US LEC in the third quarter of 2006. First, the actual performance.

Revenues for the third quarter of 2007 were $283.9 million, which was a 91% increase over the third quarter of 2006. Accounting for 82% of third quarter revenues, network services grew by 101% year-over-year to $234 million and was the core driver of the revenue growth. Network services continues to see significant increases in MPLS and VPN network sales, as well as steady strength in our core integrated voice and data T1 products. Carrier services, which accounted for 14% of third quarter revenues, grew by 77% to $40.1 million, while integrated solutions made up the remaining 4% of revenues and grew by 5% year-over-year to $10.2 million. At the end of the quarter, PAETEC had 2.76 million access line equivalents, defined as T1s multiplied by 24 access lines, which was an increase of more than 107,000 ALEs from the last quarter.

Cost of sales increased to $133.4 million for the 2007 quarter from $72.2 million for the 2006 quarter, mostly due to the inclusion of US LEC results in the 2007 quarter. As a percentage of total revenue, cost of sales decreased from 48.6% for the 2006 quarter to 47.0% for the 2007 quarter. This improvement continues to be driven by the leveraging of existing network assets as well as merger-related synergies.

SG&A expenses increased to $100.4 million for the 2007 quarter from $58.7 million for the 2006 quarter. The increase was primarily attributable to the larger cost structure of the combined company, including wages, commissions, benefits, and other factors. Excluding the effect of stock-based compensation, SG&A expenses, as a percentage of total revenues, decreased to 34% for the 2007 quarter from 38.1% for the 2006 quarter.

Adjusted EBITDA for the quarter was $53.8 million, which was a 188% increase from the prior year. The improvement in adjusted EBITDA was driven by the inclusion of US LEC revenues for the entire quarter, as well as the already mentioned growth in services, including MPLS, VPNs, and core integrated T1 product. As a percentage of revenue, adjusted EBITDA improved to 19%, up from 12.6 in the prior-year period. Network and operating leverage and merger-related synergies largely accounted for the increase in adjusted EBITDA margins. You may also recall that last year’s results were negatively impacted by an additional $4.9 million in expenses, due to the Company’s 2006 leverage recapitalization.

For the third quarter 2007, depreciation and amortization expense was $35.2 million and interest expense was $18.0 million. Both up significantly year-over-year, primarily from the depreciation of a larger asset base associated with the merger, as well as increased debt levels as a result of the transaction. In addition, amortization expenses increased by $8.2 million, due to a catch-up of expenses associated with acquired US LEC intangible assets.

Net loss for the period was $5.1 million, versus a net loss of $1.5 in the third quarter of 2006. In addition to this significantly increased deprecation and amortization just mentioned, this year’s results also included another $4.3 million in expenses, due to the early extinguishment of

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

debt related with our bond offering at the beginning of the quarter. Similarly, and, as I had mentioned earlier, the third quarter net income, 2006 net income, number was negatively impacted by additional costs from the leveraged recap.

Free cash flow, which is defined as adjusted EBITDA less CapEx was $35.5 million, resulting in a free cash flow yield of 12.5% of revenues for the quarter.

Now I will discuss the year-over-year results for the third quarter on a pro forma basis. Once again, please keep in mind, this does not include any unrealized synergies or pro forma accounting adjustments.

Actual revenues for the third quarter 2007 were $283.9 million, an 11.8% increase over the third quarter 2006 pro forma revenues of $253.8 million. Actual cost of sales for the third quarter of 2007 increased by $7.4 million over pro forma cost of sales, but, as a percentage of revenues, declined to 47% versus 49.6% in the third quarter of 2006. The improvement illustrates the benefits of larger scale and operational synergies impacting overall cost.

Actual adjusted EBITDA for third quarter of 2007 was $53.8 million, versus a pro forma adjusted EBITDA of $32.9 million for the third quarter 2006. This is a 64% improvement period-over-period. Actual adjusted EBITDA, as a percentage of revenues for the third quarter of 2007, was 19%, versus 13% on a pro forma basis for the 2006 quarter. The improvement in EBITDA margin was largely as a result of merger-related synergies and continuing operating leverage of the Company’s network and employee base. Once again, last year’s results were a bit low due to one-time expenses from the leveraged recap.

Shifting gears for a minute to McLeodUSA’s third quarter 2007 results, I would like to offer a fairly high level view of McLeod’s recent performance. For the quarter, McLeod had total revenues of $120.5 million, down 9% from a third quarter 2006 level of $132.5. The Company also had adjusted EBITDA of $12.1 million, down 1% from last year’s $12.2 million. McLeod’s net loss for the quarter was $13.9 million, versus a net loss of $7.9 million last year.

Results for the third quarter of 2007 include the write-off of McLeodUSA stock offering costs of $1.8 million and expenses of $1.5 million related to the proposed merger with PAETEC. McLeod’s capital expenditures for 2007 third quarter totaled $11.8 million. At September 30, 2007, McLeod had total cash and cash equivalents and short-term investments of approximately $34.3 million.

On a pro forma basis for the combined PAETEC and McLeod, assuming the merger and our merger with US LEC had occurred January 1, 2006, third quarter 2000 revenues would be $404.4 million, up 5% from third quarter 2006. Pro forma adjusted EBITDA of $65.9 million was up 41% from the third quarter 2006 level of $46.7 million. Pro forma net loss for the quarter was $19 million, compared to a net loss of $16.5 million in the third quarter of 2006. As a reminder, these results do not include any pro forma adjustments or anticipated synergies.

Turning back to PAETEC’s expectations for the remainder of the year, once again, due to the February 28, 2007 close date, the US LEC transaction, we will discuss two sets of guidance. The first set of guidance numbers will include the actual anticipated performance, including US LEC operational performance from the time of the closing of the merger. The second set of numbers will include a pro forma estimate as if the merger had closed on January 1, 2007 on the basis previously described. Given our performance, year-to-date, in both cases, we were pleased to raise our adjusted EBITDA guidance for the remainder of 2007.

On an actual basis, PAETEC continues to anticipate generating revenues between $1.037 billion to $1.052 billion, while we now anticipate an adjusted EBITDA in the range of $186 million to $196 million, up from our previously forecasted $181 to $191 million. We continue to expect capital expenditures in the range of $75 to $85 million.

On a pro forma basis, PAETEC continues to anticipate generating revenues between $1.1 billion and $1.125 billion. But we are now expecting adjusted EBITDA to be in the range of $200 million to $210 million, up from our previous guidance of $195 to $205 million. We continue to expect capital expenditures to be between $80 and $90 million.

We currently plan to issue fiscal year 2008 guidance in the first quarter after we’ve gone through our complete analysis of McLeod and we integrate the combined operations as we look towards a budget for 2007.

And with that, I’ll conclude my remarks and ask the operator to open up the call for questions.

QUESTION AND ANSWER

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Operator

(OPERATOR INSTRUCTIONS) Frank Louthan, Raymond James

Frank Louthan —Raymond James—Analyst

Just quickly, any comment on any changes in churn that you’ve seen from any customer verticals? I think that’s been a concern for investors with the potential economy. Just want to see how that’s been going. And then, can you give us an idea on the — any potential impact from some of the forbearance petitions that Verizon has filed? Do you have a — can you give us an idea of what the percentage of your customer base might be impacted? And do you have any commercial agreements with Verizon that might supersede any changes there on the regulatory side? Thanks.

Keith Wilson —PAETEC—CFO

Frank, this is Keith. On a churn side, we’re not seeing anything specific to any industry groups right now. We did see a little bit of a spike in churn this quarter up to right around 0.9 of a percent, up from kind of our historical 0.7. And that’s largely because of the implementation of the profit assistant methodology throughout the US LEC footprint. And so, as we go through renewal cycles with some customers, there’s just a different discipline that’s being overlaid onto the customer base. But we’re not seeing anything from a specific macro economic component or from a specific industry segment. So we’re — I think things are running along as we anticipated. I think we had indicated to folks that we might see that uptick in churn once we started to get the profit assistant process into the US LEC footprint.

And then, I guess, Arunas, you want to answer (inaudible)?

Arunas Chesonis —PAETEC—Chairman, CEO

Frank, it’s Arunas, how are you? I think on the regulatory front, as we all know, it’s always important to stay in touch with the regulators at the state/federal levels. I know Royce Holland and myself are going to be making a trip to D.C. next week to meet with people on Capitol Hill and the SEC, just to make sure we give them our suggestions and ideas for what they should be thinking about. But, again, part of the excitement with McLeod and the geographic reach and the ability to serve those enterprise customers nationally means we’re also going to be looking at the small customer base that they possess. And over a period of time our plan was to always to churn sort of the lower end part of that customer base and move them up market. And that’s what Royce and his team have been working on, that transformation, the last couple of years. Right now we think we’re in a pretty good place right now commercially with a lot of the incumbent LECs. We have a lot of opportunities to provide them other revenue streams besides just some of the last model components. So right now we’re very optimistic about what’s going to be happening on the regulatory front.

Frank Louthan —Raymond James—Analyst

Okay, great. And can you comment on the mix shift with McLeod? I mean, they were clearly, as you said, churning off some of the lower customers and going after a more key one-based business similar to your base of business. How did that trend in the quarter? Were they — did they see an acceleration of churning off the lower-end customers in favor of the T1s or can you give us some idea of the trend there?

Arunas Chesonis —PAETEC—Chairman, CEO

No, it’s pretty steady there, Frank. I mean, there’s nothing different over the last six months than what they’ve been going through. But it’s — again, it’s going to be a two to three year transformation process with McLeod and PAETEC and we don’t see an acceleration right now.

Frank Louthan —Raymond James—Analyst

Okay, thanks. Very helpful.

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Operator

Vance Edelson, Morgan Stanley

Vance Edelson —Morgan Stanley—Analyst

Congrats on the numbers. Arunas, if you could just comment on the cash balance? You ended the quarter with obviously a strong cash balance and you’re also generating significant free cash flow. So what do you think the uses of cash will be going forward and what are your thoughts on how that cash can be put to use? Thanks.

Arunas Chesonis —PAETEC—Chairman, CEO

Well, again, Vance, thanks very much for the comments here. We’ve always been a very conservative group of managers at PAETEC. Having $100 million cash for a company at $1.7 billion revenues is not something that’s out of whack. There are some significant McLeod obligations we’re going to have to settle with. We also just purchased Allworx for $25 million. But we’ll probably keep some of the cash on the balance sheet. We’ll look to perhaps pay down some debt. We’ll see how things progress the next few months.

Vance Edelson —Morgan Stanley—Analyst

Okay. That’s good to hear. And, Keith, on the SG&A, as a percent of sales, you mentioned that it was down year-over-year, but it was flat sequentially. How do you think that trends going forward? And I’m just wondering if the hiring of sales people, how that’s going to play into that margin. Are you going to be hiring more in coming quarters and will that have an effect? Thanks.

Keith Wilson —PAETEC—CFO

Yes, Vance. If you look at where the EBITDA margin is running today, I think it’s right in line and actually a little bit north of where most folks had anticipated. I think what we don’t want to have folks do is get overly enthusiastic. When we achieve the synergies so fast, really run-rating into second quarter at kind of that 19% range, I think that was faster than all of us had anticipated and now are seeing good consistency with that. With, obviously, as we had mentioned last call that there were open positions and we would continue to hire folks. So I think part of the reason why you didn’t see some incremental expansion there was we are bringing more staffers on. But, again, I think we’re running on a pretty consistent trend here and consistent with what we’ve talked about long term. I mean, this isn’t going to fluctuate by 100 basis points any given quarter. And this is sort of an incremental march as the business continues to grow.

Arunas Chesonis —PAETEC—Chairman, CEO

Vance, I mean, one of the most difficult things we do as a carrier is to try to hire and train and make productive talented sales professionals. So even if we wanted to hire 500 people tomorrow, it’s just not something that we’re able to do. We’re very methodical about that. So I don’t think you’ll see any huge spikes in SG&A through any kind of realignment of the sales force.

Vance Edelson —Morgan Stanley—Analyst

Okay. I appreciate the color, guys. Thanks.

Operator

Colby Synesael, Merriman

Colby Synesael —Merriman Curhan Ford—Analyst

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Just wanted to talk a little bit about the guidance for 2007 on the revenue side. It seems like it’s still somewhat of a big range with just one quarter to go. I was wondering what the impact from Allworx is going to be on that. Also, and with the company’s strategy now moving more into the small/medium business with McLeod and the Allworx product, and that really is more of a product than a service, I wonder if you could just give us a little bit of color in terms of what you guys are seeing out there that makes you confident that you (inaudible) in that. On that basis, should be fairly competitive when you bring in all of the other different CLECs. They’re probably going after that business as well. Thank you.

Arunas Chesonis —PAETEC—Chairman, CEO

Colby, we heard the first part of your question. Somehow you cut in on the second part, on the Allworx business side. Would you mind just repeating that second part?

Colby Synesael —Merriman Curhan Ford—Analyst

Sure. Just as it relates to Allworx and that’s more of a product type of service than it is just a natural recurring business model. And I was wondering if you could just talk about the strategy in terms of why you thought it was important to acquire all of (inaudible). Just more broadly, what you guys are seeing in the small/medium business market which makes you guys so confident to go out there and have space with these acquisitions that you’re making right now.

Arunas Chesonis —PAETEC—Chairman, CEO

Okay, sure. On the revenue side, Colby, Allworx is about a $8 to $10 million revenue company annually. And we’ve got two months approximately for the rest of the year. So that should give you some sense on the revenue side. From the product side, the reason Allworx is interesting to us, and again it’s a modest investment, it’s a small investment related to the entire business that we have, but when you look at the small business customers that we’re inheriting through the McLeod merger, as well as some current small business customers PAETEC has, one of the ways to drive a stickier relationship is to fit that in as another product segment. And with that converged offering providing unified messaging and conference bridge services, it’s a really nice fit for people that are just trying to run a 20 or 50-person business.

On the enterprise side, if you look at the traditional enterprise customer we go after, many of the branch office locations of these customers are very small. PAETEC itself would be a great PAETEC target customer where we have 6 to 7 large regional headquarters but about 75 very small offices with 15 to 20 employees. That’s going to play very well with our enterprise customers who want a single point of contact, lack of finger pointing between operational troubles, between last model providers, network providers, interconnect companies, and they’re looking forward with someone that can support them there.

And, thirdly, you’ve got a lot of agent channels, referral endorsers, other very important partners to PAETEC and McLeod, that have multiple product lines on the equipment side and many of those smaller product lines that service smaller customers could be replaced with the Allworx relationship and just make those partnerships that much stickier for us. Again, it’s a modest investment, but we really see the confusion and the lack of knowledge about how to manage IP networks as something that we can really fill a void with the enterprise space.

Colby Synesael —Merriman Curhan Ford—Analyst

Okay. And then just real quickly, did you — did you guys provide any 2008 guidance on your first quarter (inaudible) conference call or the fourth quarter ‘07 conference call?

Arunas Chesonis —PAETEC—Chairman, CEO

No. Colby, we’ll be giving guidance for the year around the end of January next year.

Operator

Tim Horan, CIBC World Markets

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Tim Horan —CIBC World Markets—Analyst

Thanks for the consistency. With the McLeod, Keith, I didn’t totally understand you. Was the — the $12.1 million, was that normalized EBITDA for those write-offs that you had mentioned?

Keith Wilson —PAETEC—CFO

Yes. The write-offs were inclusive into the net loss, not in the EBITDA. So they were adjusted out of the EBITDA, Tim.

Tim Horan —CIBC World Markets—Analyst

Okay, great. Can you talk a little bit maybe about some of the volume metrics at McLeod and how things are going there? And then anymore thought on the disposition of those — of the shares at McLeod after the transaction occurs? Thanks.

Keith Wilson —PAETEC—CFO

Yes, I mean, I guess on the disposition side, I think we’re focused on getting the transaction closed first, Tim. I mean, there is a 90-day lockup post close. And I think we’ve been very open with the Street about that dynamic. And I think once we get closer to the close process, we’ll make sure that we’re working with our new investor partners to make sure that we have a good orderly transition as best we can. Again, I think we’d site folks to look at what happened in kind of the second and third quarter of this year and how we transitioned a pretty significant shareholder base from sort of old legacy PAETEC and US LEC shareholders into the hands of a lot of new folks. And we had some pretty consistency on the stock. So we’re going to try and do as well as we can to replicate that.

Tim Horan —CIBC World Markets—Analyst

And any color on McLeod’s volume growth and how the operations are going there?

Keith Wilson —PAETEC—CFO

Generally, the information that we have right now is that the business continues to trend reasonably well. I think we had talked about on the call in September that we thought the business is close to base-lining. So we weren’t surprised to see a little bit of a down performance. On a blended basis, it continues to be right in the zip code of where we thought it would be. Churn metrics are pretty stable. New sales are pretty stable. So I think the business is absolutely firming up and we feel good about it.

Arunas Chesonis —PAETEC—Chairman, CEO

Tim, I think one of the areas we always tend to focus on, which is sort of the canary in the coal mine, as far as forecasting how well financial results would look the next year or two, is the enthusiasm and energy that you see from the employees as well as from the customers and the other agents and partners that the target companies is experiencing. And I can tell you that from the recent tradeshows, both at Comptel and Channel Partners, an incredible enthusiasm in the partner world for this combination. People are excited about this.

We’ve been meeting very often with folks all over the country with McLeod and we have a — teams there in Iowa, actually today as we speak, working through integration planning, meeting with the sales organization. And since there is so little overlap, except at Chicago, where we both want some additional scale, there really is going to be minimal disruption or confusion to any of the customers out there and any of the people that are servicing the customers in the field. So when you look at just the general tenor of the merger right now, and people being able to focus a much larger percentage of their time on doing work, as opposed to looking for jobs, which is a lot of times what happens in these mergers. Because if you promise a 25% employee cut, you’re going to have everyone looking for work most of the day and they’re not going to be focused on the day-to-day results. And I think Royce and his team have done a very good job keeping the staff focused, keeping them excited, keeping them informed. It’s really been a pleasure to work with that management team on their side. And I think there’s huge opportunities for us to leverage each other’s knowledge.

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

The other thing that we don’t talk about too much, and it may be a benefit through the restructures that McLeod had, but the people that are there now, especially in places like Tulsa and Houston and Cedar Rapids, are extremely knowledgeable telecom people. You can’t go and get a headhunter and hire that many knowledgeable experienced people in competitive telecom. And people who have been bred and born from competing and pulling up their bootstraps, it’s much different than hiring people who have retired from larger organizations or from monopolistic organizations. So I think we are — we’re very excited about what they’re accomplishing every day right now at McLeod.

Keith Wilson —PAETEC—CFO

Tim, I would also say that if you pull up McLeod’s S-1, you can look at some historical quarterly performance and do a relative analysis. The margin trending on the highlights we just put out and what we have in the release shows that the overall margin, both kind of gross and EBITDA-wise, is trending in the right direction. So we think that shows some real firmness in the business.

Tim Horan —CIBC World Markets—Analyst

Yes, thanks for the color.

Operator

Donna Jaegers, Janco Partners

Donna Jaegers —Janco Partners—Analyst

Congratulations on a nice steady quarter. On the depreciation and amortization expense, the catch-up amortization that you mentioned, Keith, is that — what’s a good rate to use going forward? Is that going to be —?

Keith Wilson —PAETEC—CFO

It’s about 26, Donna.

Donna Jaegers —Janco Partners—Analyst

Okay.

Keith Wilson —PAETEC—CFO

So there was that — that 8.2 was a real one-time catch-up, really from the close of the merger in February all the way up through kind of the end of this quarter. We just had to catch up on the amortization of intangibles as we kind of went through the purchase accounting process. It was just kind of a one-time event.

Donna Jaegers —Janco Partners—Analyst

Okay. And then, Arunas, a question for you. On this Allworx transaction, usually equipment suppliers have seasonality to their sales so that the $8 to $10 million a year in revenues, might we see a little bit more than a normal quarter’s worth in this fourth quarter given the December sort of use it or lose it kind of mentality?

Arunas Chesonis —PAETEC—Chairman, CEO

Usually that’s — that’s a very good comment, Donna. I think because the closing just happened and we’re working through a lot of potential integration issues and talking to all of the different partners, because even though it’s a very positive for the long term, I think in the short term

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

you still have to be careful dealing with partners that currently represent other manufacturers, you have to spend time talking through those issues. And that’s what the staff is doing now very carefully. And I think when you spend a lot of time doing that, you don’t get your normal spike at the end of the year like you would see in other places. So I think for this particular quarter, you won’t see that kind of spike, but I think as we get to be a bigger company there I think you may see some of those trends.

Donna Jaegers —Janco Partners—Analyst

Okay. And then there is a lot of skepticism from investors about a service company picking up a manufacturing company. How does Allworx with their manufacturing? Do they outsource it? Can you talk a little about that?

Arunas Chesonis —PAETEC—Chairman, CEO

Sure, sure. Yes, and I want to make sure that we reinforce with people this is a very small investment on the scale of the entire organization and we thought it was worth getting that internal knowledge. Most of the employees at Allworx are very talented software/hardware designers, engineers, especially in the IP world, which will have benefits on our back office systems at PAETEC, if we encourage them to collaborate, as well as helping us design new products and services out there. But I do think the — some of the activities that they will be focused on as well over the next couple of years will be developing some international relationships. IP can work in multiple countries. And you can do that before being a carrier. So we’ll develop some of those ties over a couple of years.

I just — I’d like to turn it over to Keith, or E.J., do you want to add some additional comments for Donna there?

Keith Wilson —PAETEC—CFO

Yes, Donna, they’re doing — they’re outsourcing the actual manufacturing of the equipment. As Arunas said, it’s mostly a design and sell shop. If you look at some of the other products that we’ve brought into the fold over the years, and this was sort of pre being public, the Cisco reseller that we have, the Avaya reseller that we have, we purchased a software company, managed services company, and every time you expand the product set into sort of these non-linear areas, I think there’s good healthy skepticism to say, geez, how does that fit. Because if everybody saw how it fit, everybody would be doing it.

And so what we tried to do is just look at ways that we can firm up or expand our existing kind of services relationships by doing things that are a little bit more linear. So while we appreciate some of the skepticism in terms of services company buying a manufacturer, we have the same skepticism when we bought a software company that actually had its own proprietary software and yet that continues to generate far more in terms of network services relationships revenue than the core business itself. So that continues to be the theme that we’ll look at. And it’s our job to show over the next couple of quarters and years that this was a good intelligent investment and we feel real confident it is.

Arunas Chesonis —PAETEC—Chairman, CEO

Well, Donna, at this time, the actual phones themselves, the actual phones are manufactured in China through one of the large manufacturers over there. And the actual PBX itself, which is about the size of a cable TV box that you would see at your home, is manufactured here in Rochester, one of the top private firms in this region. They just got an award here in town. And that’s on the current volumes that we’re talking about, which are still pretty good volume discounts there. So I think, as we grow that business over time, those manufacturing costs could go down substantially.

The other thing to remember is we’re not trying to take on Cisco, Avaya, Nortel, other major manufacturers head on. We’re just trying to stay beneath the radar screen for the small customers, small locations, that need some extra help and flexibility building out their IP networks, changing out their key systems. This is not meant to sort of take over the world on the manufacturing side. This is complimentary product in our portfolio.

Donna Jaegers —Janco Partners—Analyst

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FINAL TRANSCRIPT

Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Okay, thanks. And just one other follow-up on the regulatory issue. Verizon’s forbearance proceedings have gotten a lot of questions from investors. They’re basically trying to go — to get — not to have to resell UNE-L loops in the cities that they filed in. Do you guys use UNE-L loops from Verizon in those cities or are you more special access?

Arunas Chesonis —PAETEC—Chairman, CEO

Well, the McLeod company, organization, uses UNE-Ls. We do not as much. Again, it’s going to be a small piece of the ongoing business looking forward. And I will tell you that some of the incumbent LECs, for us, when you think back the last five or ten years, the incumbents are always looking for ways to improve their competitive positioning. So this is not something that’s new to us. This is not something that is unforeseen. I do believe when you look at U.S. regulations, when you have so many people involved, from congress, from the FCC, from the Public Service Commissions, different — a lot of these groups at all sides, that it takes a little bit more time than people really forecast when they’re in the heat of moment discussing these things. So I do think this is going to be more of a process as opposed to firm decisions coming out the next four weeks that reestablish the Telecom Act of ‘96. I think it’s going to be much more of an evolutionary process with Verizon and others.

Operator

Rai Archibold, Kaufman Bros.

Rai Archibold —Kaufman Bros.—Analyst

Just a couple of questions. One is, if you can talk to in terms of new bookings what kind of linearity you saw during the quarter, if you saw any fall-off, for example, in September as a result of some of the angst that we saw in the markets. And then, secondly, given where we are in the sales force integration, where — how should we start thinking about the ramp in their bookings, if you will, going forward, with the US LEC sales force that is, going forward? Are we at a point where we’re actually starting to see pipelines fill or are we still in a pipeline building mode?

Arunas Chesonis —PAETEC—Chairman, CEO

E.J., I feel bad you have spoken up yet here. Why don’t we turn that one to you? E.J.?

E.J. Butler —PAETEC—COO

Sorry about that. I had you on mute. It’s a great question, Rai. I mean, what we’re seeing year-to-date, as far as the combined sales force, is we’re at about a little over 105% of our sales quota goals. I think we’re seeing really good traction. As Keith mentioned earlier, now that everyone is on the same profit assistant sales process, we rolled that out to the US LEC teams back in May of this year and they started to use that pro forma profitability model in their — all of their sales applications, as we’ve always done here at legacy PAETEC.

One of the fears is that the sales pipelines would slow down. But I think that fear has been offset by the enhanced geography, the enhanced product suite. We’ve got our full product portfolio, our integrated product sets, rolled out to both forces. As Keith mentioned earlier on the call, everyone is on the same sales compensation program. The pipelines look pretty robust and the sales performance to date has been above quota. So we’re very enthusiastic.

Rai Archibold —Kaufman Bros.—Analyst

And just on the linearity of new sales in the quarter?

E.J. Butler —PAETEC—COO

New sales in the quarter continue to be strong. Month-over-month, we’re up each month ever since the close of the integration.

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FINAL TRANSCRIPT

Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Operator

(OPERATOR INSTRUCTIONS) Michael Bowen, Rhombus Capital

Michael Bowen —Rhombus Capital—Analyst

Okay, so I guess a couple of questions. I just wanted to go back over a little bit with regard to McLeod, the $12 million down, I mean is this just a — the typical, where people take their eye off the ball a little bit when there’s an acquisition? I just want to understand that a little bit. And with regard to your guidance, the midpoint going up $5 million in EBITDA, I may have missed it, but I want to make sure I understood what part of your business is driving that? And then one other clarification in the last question, the 105% above sales quota, is that above sales quota for the quarter or are you 105% above sales quota for the year?

Arunas Chesonis —PAETEC—Chairman, CEO

Michael, could you repeat that first part of your — the first question? I didn’t catch that one.

Michael Bowen —Rhombus Capital—Analyst

Yes. I just wanted to find out with McLeod being down 9% year-over-year from $132 million in revenue to $120, I just wanted to find out a little bit more detail with regard to what’s driving that. I saw the EBITDA was basically flat, but I just want to make sure we understand what’s going on at McLeod.

Keith Wilson —PAETEC—CFO

Yes, Michael, and again, we encourage you to not only look at our S-4 but their S-1 because there is a fair amount of detail in there. I mean, McLeod in and of itself has had a pretty steady decline rate and the rate of deceleration of their revenues in this quarter is actually some of the slowest that we’ve seen. I think one of the challenges for PAETEC management is going to take the good work that Royce Holland and his team have done over at McLeod over the last year and a half and continue that in the right trajectory. What we’ve seen really year-over-year is that you have attribution of the residential and the business POTS lines at something north of 3%. That was a very significant piece of the McLeod business over the last two years.

And what the Company has been doing over the last, again, year and a half, which includes kind of this period, is that they’ve been focused more on the single-T, multi-T customers in driving that product set, but that’s an evolving process. And so over half of the sales folks in the organization right now have been there less than a year. And so that’s really the driver of kind of the year-over-year decline in the revenues. That’s a trend that’s been decelerating, so we think that’s good.

We think that as we kind of go into next year that we’re not going to be seeing a decrease in revenues, which is part of what got PAETEC’s management so excited about it. We saw a tremendous amount of progress that had been made. And so despite the fact that there is a year-over-year decline, we still feel very good about the transaction and that’s kind of — that’s just a trend that we’ve seen in McLeod over the last couple of years as they’ve kind of come out of bankruptcy as they’re transitioning the business.

Michael Bowen —Rhombus Capital—Analyst

But, Keith, would it be fair to say, maybe if I stretch that a little further, that the $12 million year-over-year decline in revenue would be the lower EBITDA margin revenue coming off?

Keith Wilson —PAETEC—CFO

Yes, that’s absolutely correct.

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Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

Michael Bowen —Rhombus Capital—Analyst

Okay, good.

Keith Wilson —PAETEC—CFO

Which is why you’re seeing some margin expansion in the business.

So in terms of guidance, Michael, we didn’t necessarily — said which specific piece of the business. I mean, I think we’re seeing really good strength in network services, as evidenced by the growth rate, and carrier continues to be solid as well. I think we expect to see normal trending on the ISG line, nothing — no real spikes that are going to come out of that. So I just think holistically the business is performing a little bit better than we had anticipated originally. A combination of acceleration of the synergy process and just good solid performance.

Arunas Chesonis —PAETEC—Chairman, CEO

I think, Michael, you got to be careful when you make assumptions in trends on certain network versus carrier versus ISG components because we’re not reporting the ISG revenues with the companion network revenues that are pulled through that — those specialty services. So if we sell PBXs, we sell Cisco call managers, we sell enterprise software. And part of that agreement is a five-year contract for traditional network services. The ISG subsidiary line is only showing the hardware and the software revenues, not the pull though network. So it’s much more of a bundle than it is just separating out separate businesses on these financials.

Michael Bowen —Rhombus Capital—Analyst

Okay.

Arunas Chesonis —PAETEC—Chairman, CEO

And that’s something we’ve been talking about internally, how can we provide more information to the shareholders over the next couple of years so you get a true picture of what those advance services are bringing to the table.

Michael Bowen —Rhombus Capital—Analyst

And, lastly, just on the sales quota, I just want to make sure I understood, 105% of what period?

E.J. Butler —PAETEC—COO

Yes, Michael, it was — that’s 105% year-to-date. The numbers from the second quarter to the third quarter, as a percentage of sales performance, they haven’t increased dramatically. The quotas are a little bit more higher, as we’ve added some sales head and some of those people become a little bit more tenured. But it’s just been good solid performance all through the year, especially since the close at the end of February.

Michael Bowen —Rhombus Capital—Analyst

Great. Thank you, gentlemen, good luck.

Operator

Donna Jaegers, Janco Partners

Donna Jaegers —Janco Partners—Analyst

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FINAL TRANSCRIPT

Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

I just had a quick follow-up and maybe I just got interrupted, so maybe you handled this on Michael’s question, but on McLeod, have you guys talked about — obviously, the residential and POTS business has been churning off, what’s the mix of business between the new T1 bundled business that Royce has really been focusing on there versus the smaller line business?

Keith Wilson —PAETEC—CFO

In terms of new sales, Donna?

Donna Jaegers —Janco Partners—Analyst

Either in terms of new sales or in terms of the base.

Keith Wilson —PAETEC—CFO

Yes, the base today is just over 65%. It comes from either their wholesale segment or a T1 segment, about 35 kind of bundled through into that resi and business POTS. So that’s kind of how that looks in terms of new sales. Generally, you’re kind of in somewhere between the 70 and 80% of new sales every month is coming from that T1 segment. And, again, there is no proactive sales effort on kind of the POTS effort. But on inbound, inbound product, there’s still provisioning in selling some of that services. So, again, we see good trending in that business line.

Donna Jaegers —Janco Partners—Analyst

Great. And in your S-4, you said that you didn’t want to close it before January 10th, so sort of if you get regulatory approvals late January, it’s probably the most likely close date?

Keith Wilson —PAETEC—CFO

End of January I think would be the earliest. I think what we’d like to do is just stick with sometime in the first quarter.

Donna Jaegers —Janco Partners—Analyst

Okay. All right, thanks, guys.

Operator

I show no further questions at this time. I would like to turn the call back over to management for closing remarks.

Arunas Chesonis —PAETEC—Chairman, CEO

Okay, great. Well, thanks again, everyone, for joining us. We’re very pleased with the third quarter results. We think US LEC integration is progressing very well. It’s giving us a lot of confidence as we approach this McLeod USA acquisition. So thanks again for your interest in PAETEC and we’ll talk to you next quarter. Take care. Bye-bye.

Operator

This concludes the presentation. You may now disconnect and have a great day.

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FINAL TRANSCRIPT

Nov. 08. 2007 / 8:30AM ET, PAET - Q3 2007 PAETEC Earnings Conference Call

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